                                     BID.COM International Inc.
                                     6725 Airport Road, Suite 201
                                     Mississauga, ON  L4V 1V2
                                     Tel: 905-672-7467 / Facsimile: 905-672-5705
                                     Website:  www.bid.com
                                     (Nasdaq: BIDS, TSE: BII)



At The Company:                      At The Financial Relations Board:
---------------                      ---------------------------------
Paul Godin, Chairman and CEO         Alison Ziegler - General Info.
 E-mail:  pgodin@bid.com             Barbara Manley - Analyst Info.
Paul Hart, Chief Financial Officer   Claudine Cornelis - Media Info.
 E-mail:  paulhart@bid.com           (212) 661-8030
Jeff Lymburner, President
 E-mail:  jlymburner@bid.com

FOR IMMEDIATE RELEASE

                     BID.COM REPORTS FIRST QUARTER RESULTS
                     -------------------------------------
        Revenues Up 176%, Advertising & Promotional Expenses Decline 34%
        ----------------------------------------------------------------
                Gross Profit Margin Improves to 9.8% of Revenue
                -----------------------------------------------

TORONTO, ONTARIO - May 13, 1999 -- Bid.Com International Inc. (Nasdaq: BIDS,
TSE: BII), one of North America's leading online auction companies, today announced its results for the first quarter ended March 31, 1999. All figures are in Canadian dollars. As of March 31, 1999, the exchange rate was Cdn$1.5092 to US$1.00.

Revenue in the first quarter of 1999 was $5.0 million compared to $1.8 million in the first quarter of 1998 and $6.3 million in the fourth quarter of 1998. The net loss for the first quarter of 1999 was $3.5 million, or $0.09 per basic share, compared to a net loss of $3.3 million, or $0.17 per basic share, in the comparable period of 1998 and a net loss of $5.8 million, or $0.18 per basic share, in the fourth quarter of 1998.

Gross profit for the first quarter was $489,000, or 9.8% of revenue, compared to gross profit of $36,000, or 1.4% of revenue, in the first quarter of 1998, an increase of 1,258%. The gross profit margin increased nearly 300 basis points from 6.9% of revenue in the fourth quarter of 1998.

Advertising and promotional expenses declined by 34% in the current quarter to $1.4 million, or 28% of revenues, compared to $2.1 million, or 118% of revenues, in the first quarter of 1998. Compared to the fourth quarter of 1998, advertising and promotional expenses declined by 62% from $3.7 million, or 58% of sales. Special pricing promotions, which the Company has employed in the past to help build Bid.Com's brand recognition, were reduced by over 55% from the fourth quarter. Other operating expenses in the first quarter of 1999 were $2.7 million compared to $1.2 million in the first quarter of 1998. The largest single increase of $368,000 is attributable to obtaining a Nasdaq listing. The remainder of the increase is related to additional staff and facilities required to support the Company's growth.


                                   --MORE--
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Bid.Com International Inc.
Page 2

"The first quarter met our expectations both in terms of revenue and gross margin," said Paul Godin, Chairman and CEO of Bid.Com. "More targeted advertising and promotional spending has permitted a 62% expense reduction from the December quarter. We were also able to grow our registered user base by 24% over the last three months and continued to diversify away from lower margin computer-related sales and introduced new product categories such as jewelry, personal products and gift items."

Mr. Godin continued, "Bid.Com further differentiated itself from its competition in the quarter with the receipt of a patent for our declining price (Dutch) auction process. We believe this patent is a significant corporate asset with global applications in both the consumer and business-to-business markets. With auctions currently approaching 20% of online transactions, real time declining price auctions are expected to evolve as a significant sector within the e-commerce marketplace. In April, as part of our co-venture with American Interactive Media we hosted the industry's first live video and audio auction over the Internet, utilizing our patented auction technology. The successful launch and the excitement created by the event will lead to regular live auctions beginning later this month and bodes well for future applications across both narrow and broad band, as we look to develop the next generation of shopping channels."

Mr. Godin concluded, "We are extremely pleased with our accomplishments to date in 1999, including our much anticipated listing on the Nasdaq National Market. We recently received support from the Irish Development Agency for the upcoming opening of our Dublin office that we will use as a base for our entry into Europe. We also are actively building our business-to-business auction format and are excited by the early response from organizations that recognize the effectiveness of declining price auctions combined with rising price auctions and fixed price database marketing capabilities. With our business-to-consumer auction revenues as a base, we are building diversified revenue streams that will include revenue from our emerging business-to-business auctions in addition to the licensing of our proprietary technology."

During the quarter, Bid.Com received $12.1 million of additional capital through the exercise of warrants and options. Working capital at March 31, 1999 increased by $6.4 million to $24.3 million, an improvement of 36% from December 31, 1998. As of March 31, 1999, cash and marketable securities were $22.1 million.

Bid.Com, founded in 1995, is one of the Internet's leading online auction sales organizations, with offices in Toronto and Tampa, Florida. The company offers a compelling, entertaining and cost-effective method of selling a wide array of goods and services over electronic distribution channels. Bid.Com is strategically positioned to leverage its business-to-consumer technological leadership by offering the pre-eminent online auction platform for co-ventures into business-to-business markets, licensing custom branded e-commerce solutions and for distribution through broadband/cable media. The company's shares have traded on The Toronto Stock Exchange since February 1998 and began trading on the Nasdaq National Market in April 1999.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. Forward-looking statements involve risks and uncertainties including successful development and implementation of technology, acceptance of the company's products and services, competitive factors, new products and technological changes, and other such risks as the company may identify and discuss from time to time, including those risks disclosed in the company's amended Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the company's plans will be achieved.

                           (Financial Tables Follow)
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Bid.Com International Inc.
Page 3

                           BID.COM International Inc.
                            Statement of Operations
     (expressed in thousands of Canadian dollars, except per share amounts)
                           (Canadian GAAP, unaudited)

                                                                                 Three Months Ended
                                                                                     March 31,
                                                              ----------------------------------------------------------
                                                                    1999                1999                   1998
                                                              ----------------    -----------------     ----------------
                                                                                       (translated
                                                                                       into US$ at
                                                                                       US$1.000 =
                                                                                     Cdn$1.5092 for
                                                                                      convenience)
Revenue                                                                $ 5,015              $ 3,323              $ 1,818
                                                              ----------------    -----------------     ----------------

Direct expenses                                                          4,526                2,999                1,793
General and administrative                                               2,416                1,601                  962
Advertising and promotion                                                1,413                  936                2,140
Software development and expense                                           186                  123                  156
Depreciation and amortization                                               85                   56                   34
                                                              ----------------    -----------------     ----------------
                                                                         8,626                5,715                5,085
                                                              ----------------    -----------------     ----------------

Interest income                                                            101                   67                   11
                                                              ================    =================     ================

Net loss                                                               $(3,510)             $(2,325)             $(3,256)
                                                              ================    =================     ================

Loss per basic share                                                   $ (0.09)             $ (0.06)             $ (0.17)
                                                              ================    =================     ================

Weighted average common shares
 outstanding, basic                                                     38,529               38,529               18,794
                                                              ================    =================     ================


                                                                   March 31,           March 31,          December 31,
                                                                    1999                 1999                 1998
                                                              ----------------    -----------------     ----------------
Balance Sheet Data:                                               (unaudited)         (unaudited)           (audited)
                                                                                        (in US$)

Cash and marketable securities                                         $22,119              $14,656              $16,598
Other current  assets                                                    4,551                3,016                3,756
Other assets                                                               695                  461                  693
Total assets                                                           $27,365              $18,133              $21,047
                                                              ================    =================     ================
Total current liabilities                                              $ 2,383              $ 1,579              $ 2,425
Total stockholders' equity                                             $24,992              $16,554              $18,622
Total liabilities and stockholders' equity                             $27,365              $18,133              $21,047
                                                              ================    =================     ================



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